SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Share Capital Increase from Euro 1,128,856,500
to Euro 1,467,513,450 through Incorporation of Reserves

Lisbon, Portugal, 12 May 2006 – Portugal Telecom announced, under the terms and for the purposes set forth in paragraph g) of number 1 of article 2 of CMVM Regulation no 4/2004, that:

1.

As resolved in the General Meeting held on 21 April 2006, PT has executed on 11 May 2006 the public deed for its share capital increase, in the amount of Euro 338,656,950 through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve and, as a result, its share capital is currently of Euro 1,467,513,450.

2.

The referred share capital increase has been executed by an increase in the par value of all shares representing the share capital of PT by 30 Euro cents, with the par value of each share becoming Euro 1.30.

3.	This operation has already been registered with the Commercial Registry of Lisbon.

4.

The share capital increase above mentioned and consequently the increase of the nominal value of all the shares representing PT’s share capital will be concluded before the Central de Valores Mobiliários (the stock exchange’s clearinghouse) on 19 May 2006. The trading of PT shares on the stock exchange with the new nominal value will take place as from 16 May 2006.

5.

.Additionally, PT has informed that the amendment of Article 13, number 5 of the Articles of Association of the company resolved at the same General Meeting of Shareholders held on 21 April 2006 has also been registered with the Commercial Registry of Lisbon on 9 May 2006.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC. LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.